FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 4, 2016;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2016; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2016.

August 4, 2016

For immediate release

QUEBECOR INC. ANNOUNCES Q2 2016 RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported consolidated financial results for the second quarter of 2016. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

Highlights

Second quarter 2016

➢	Revenues: $992.5 million, up $28.7 million (3.0%).

➢	Adjusted operating income:[1] $360.3 million, up $11.0 million (3.1%).

➢	Net income attributable to shareholders: $9.8 million ($0.08 per basic share) in the second quarter of 2016, compared with $72.1 million ($0.59 per basic share) in the same period of 2015, a decrease of $62.3 million ($0.51 per basic share), including the $105.3 million unfavourable impact of losses and gains on embedded derivatives related to convertible debentures.

➢	Adjusted income from continuing operating activities:[2] $69.9 million ($0.57 per basic share) in the second quarter of 2016, compared with $66.5 million ($0.54 per basic share) in the same period of 2015, an increase of $3.4 million ($0.03 per basic share).

➢	Telecommunications segment revenues increased by $38.9 million (5.2%) and adjusted operating income by $20.3 million (5.9%) in the second quarter of 2016.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($26.5 million or 27.5%), Internet access ($16.5 million or 7.3%), business solutions ($10.3 million or 62.0%) and Club illico over-the top video service (“Club illico”) ($2.0 million or 37.0%).

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) was up $9.30 (7.0%) from $133.71 in the second quarter of 2015 to $143.01 in the second quarter of 2016.

➢	Subscriber connections to the mobile telephony service up 33,200 (4.2%) from the previous quarter.

“Quebecor grew its revenues by $28.7 million (3.0%) and its adjusted operating income by $11.0 million (3.1%) in the second quarter of 2016, reflecting a solid performance by the Telecommunications segment,” commented Pierre Dion, President and Chief Executive Officer of Quebecor. “Customers continue to respond positively to the depth and quality of Videotron’s offerings, as is evident from the increase of 33,200 subscriber connections (4.2%) to its mobile telephony service in the second quarter of 2016. Our wise investment choices in operations with strong growth potential and the repositioning of our asset portfolio over the past few years are paying off, demonstrating our strategy’s long-term viability. The 5.1% increase in adjusted income from continuing operating activities is also noteworthy; the factors in that increase included the positive impact of the various financial operations carried out over the past 12 months.”

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Key Performance Indicator”

“Once again, Videotron’s flagship products helped drive up its results, particularly mobile telephony, Internet access, business solutions and Club illico,” said Manon Brouillette, President and Chief Executive Officer of Videotron. “The number of revenue generating units4 increased by 128,300 (2.3%) during the 12-month period ended June 30, 2016, including an increase of 126,000 subscriber connections (17.9%) to the mobile telephony service. The mobile service’s ARPU was $50.51 in the second quarter of 2016, up 7.4% from the same quarter of 2015. Our business solutions segment also continued to make a substantial contribution to our results in the second quarter of 2016, mainly due to the acquisition of Fibrenoire inc. and the business impacts from our major investments in our data centres.”

In July 2016, Videotron launched its new Giga Fibre Hybrid Internet access service, which offers residential and business customers download speeds of up to 940 Mbps. “With Giga Fibre Hybrid service, Videotron maintains its pioneering posture. More than 20 years ago, we were among the first to offer high-speed Internet in Québec and we have since been able to differentiate ourselves by rapidly upgrading our services to meet our customers’ present and future needs,” concluded Manon Brouillette.

“In the Media segment, the advertising revenues and operating income of our TVA Sports specialty channel were unfortunately affected by the Montréal Canadiens’ failure to qualify for the National Hockey League playoffs, which was not the case in the second quarter of 2015,” noted Julie Tremblay, President and Chief Executive Officer of Quebecor Media Group. Meanwhile, the soundstage and equipment leasing operations of Mels Studios and Post-production G.P. (“MELS”) suffered from the absence of any major Hollywood production in the second quarter of 2016, whereas the movie X-Men Apocalypse was filming on MELS’ soundstages in the same period of 2015. However, we are pleased with the bookings we have in the coming months. The growth in the magazine publishing segment’s operating income resulted from a concerted effort to successfully integrate the magazines acquired from Transcontinental on April 12, 2015.

“We also launched Immersion, a new video advertising format that enables businesses and their brands to leverage existing content and reduce their advertising video production costs. The innovative technology displays full-screen, high-resolution videos that integrate perfectly into the front end of most websites,” concluded Julie Tremblay.

In the Sports and Entertainment segment, in April 2016 Gestev became the official imprint for all shows and events produced and/or presented by Quebecor, enhancing the total package offered by the Corporation. Gestev was the co-promoter, with Live Nation, of a concert by the British band Mumford & Sons at Baie de Beauport on June 11, 2016. The successful event provided a compelling demonstration of Gestev’s exceptional new offerings for fans of music and live events.

“In the first half of 2016, our Corporation continued investing and pursuing its business plan, focused on lines of business with strong growth potential” and, concluded Pierre Dion, “Quebecor remains well positioned to achieve its shareholder value-maximization objectives.”

[4]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Table 1

Quebecor second quarter financial highlights, 2012 to 2016

(in millions of Canadian dollars, except per share data)

	2016	2015	2014	2013	2012
Revenues	$992.5	$963.8	$896.1	$880.7	$851.7
Adjusted operating income	360.3	349.3	359.9	348.0	328.2
Income (loss) from continuing operating activities attributable to shareholders	9.8	81.2	53.0	(125.9)	58.3
Net income (loss) attributable to shareholders	9.8	72.1	(54.8)	(93.6)	65.5
Adjusted income from continuing operating activities	69.9	66.5	55.9	44.8	39.9
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	0.08	0.66	0.42	(1.01)	0.46
Net income (loss) attributable to shareholders	0.08	0.59	(0.45)	(0.75)	0.52
Adjusted income from continuing operating activities	0.57	0.54	0.45	0.36	0.32

New segment structure

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

2016/2015 second quarter comparison

Revenues: $992.5 million, a $28.7 million (3.0%) increase.

•	Revenues increased in Telecommunications ($38.9 million or 5.2% of segment revenues) and Sports and Entertainment ($4.6 million).

•	Revenues decreased in Media ($22.4 million or -8.9%).

Adjusted operating income: $360.3 million, an $11.0 million (3.1%) increase.

•	Adjusted operating income increased in Telecommunications ($20.3 million or 5.9% of segment adjusted operating income).

•	Adjusted operating income decreased in Media ($4.2 million or -37.8%). There were unfavourable variances in Sports and Entertainment ($0.2 million or -5.1%) and at Head Office ($4.9 million). The change at Head Office was essentially due to an unfavourable variance in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the stock-based compensation charge in the second quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $6.7 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the second quarter of 2016.

Net income attributable to shareholders: $9.8 million ($0.08 per basic share) in the second quarter of 2016, compared with $72.1 million ($0.59 per basic share) in the same period of 2015, a decrease of $62.3 million ($0.51 per basic share).

•	The unfavourable variance was essentially due to:

•	$102.3 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $105.3 million without any tax consequences;

•	$25.8 million increase in income tax expense.

Partially offset by:

•	$30.0 million favourable variance arising from recognition of a goodwill impairment charge (without any tax consequences) in the second quarter of 2015;

•	$13.8 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$11.8 million favourable variance in the loss related to discontinued operations;

•	$11.0 million increase in adjusted operating income;

•	$5.3 million decrease in the depreciation and amortization charge.

Adjusted income from continuing operating activities: $69.9 million ($0.57 per basic share) in the second quarter of 2016, compared with $66.5 million ($0.54 per basic share) in the same period of 2015, an increase of $3.4 million ($0.03 per basic share).

2016/2015 year-to-date comparison

Revenues: $1.97 billion, a $75.1 million (4.0%) increase.

•	Revenues increased in Telecommunications ($77.2 million or 5.2% of segment revenues) and Sports and Entertainment ($10.1 million).
•	Revenues decreased in Media ($16.4 million or -3.5%).

Adjusted operating income: $715.0 million, a $26.5 million (3.8%) increase.

•	Adjusted operating income increased in Telecommunications ($35.5 million or 5.2% of segment adjusted operating income).

•	Adjusted operating income decreased in Media ($0.8 million or -16.0%). There were unfavourable variances in Sports and Entertainment ($1.1 million) and at Head Office ($7.1 million). The change at Head Office was essentially due to the unfavourable variance in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the first half of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $7.8 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2016.

Net income attributable to shareholders: $79.7 million ($0.65 per basic share) in the first half of 2016, compared with $101.5 million ($0.83 per basic share) in the same period of 2015, an unfavourable variance of $21.8 million ($0.18 per basic share).

•	The unfavourable variance was mainly due to:

•	$90.6 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $89.9 million without any tax consequences;

•	$31.6 million unfavourable variance in the income tax expense;

•	$3.4 million increase in the charge for restructuring of operations and other items.

Partially offset by:

•	recognition of a $30.0 million goodwill impairment charge in the first half of 2015 (without any tax consequences);

•	$26.5 million increase in adjusted operating income;

•	$25.1 million decrease in the depreciation and amortization charge;

•	$16.1 million favourable variance in the loss related to discontinued operations;

•	$12.1 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$7.7 million decrease in financial expenses.

Adjusted income from continuing operating activities: $137.6 million ($1.12 per basic share) in the first half of 2016, compared with $107.9 million ($0.88 per basic share) in the same period of 2015, an increase of $29.7 million ($0.24 per basic share).

Financial transactions

In June 2016, Quebecor amended its revolving credit facility to extend its term to July 2019, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their term to July 2021. Some of the terms and conditions of the credit facilities were also amended.

Dividend

On August 3, 2016, the Board of Directors of Quebecor declared a quarterly dividend of $0.045 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on September 13, 2016 to shareholders of record at the close of business on August 19, 2016. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 3, 2016, the Board of Directors of Quebecor authorized the renewal of a normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 31, 2016.

The purchases will be made from August 15, 2016 to August 14, 2017 at market prices on the open market through the facilities of the Toronto Stock Exchange, in accordance with the requirements of that exchange, or through other alternative trading systems. All shares purchased under the bid will be cancelled. As of July 31, 2016, 38,863,172 Class A Shares and 83,490,392 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2016 and July 31, 2016 was 1,524 Class A Shares and 320,852 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 80,213 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

Between August 1, 2015 and July 31, 2016, the Corporation did not purchase any Class A Shares and purchased 319,600 Class B Shares at a weighted price of $30.35723 per share.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Office of the Secretary of the Corporation at 514 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2016 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2016 results on August 4, 2016, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 90393#. A tape recording of the call will be available from August 4 to November 4, 2016 by dialling 1 877 293-8133, conference number 1202475, access code for participants 90393#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2015.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 4, 2016, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs close to 11,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations and other items, impairment of goodwill, loss on debt refinancing, income tax, and the loss on discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income (loss):
Telecommunications	$362.5	$342.2	$721.2	$685.7
Media	6.9	11.1	4.2	5.0
Sports and Entertainment	(4.1)	(3.9)	(4.9)	(3.8)
Head Office	(5.0)	(0.1)	(5.5)	1.6

	360.3	349.3	715.0	688.5
Depreciation and amortization	(161.7)	(167.0)	(323.4)	(348.5)
Financial expenses	(80.1)	(80.8)	(160.9)	(168.6)
(Loss) gain on valuation and translation of financial instruments	(56.4)	45.9	(49.8)	40.8
Restructuring of operations and other items	(5.6)	(5.7)	(13.5)	(10.1)
Impairment of goodwill	—	(30.0)	—	(30.0)
Loss on debt refinancing	—	(13.8)	—	(12.1)
Income taxes	(31.3)	(5.5)	(59.0)	(27.4)
Loss from discontinued operations	—	(11.8)	—	(16.1)

Net income	$25.2	$80.6	$108.4	$116.5

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations and other items, impairment of goodwill, loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the loss on discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted income from continuing operating activities	$69.9	$66.5	$137.6	$107.9
(Loss) gain on valuation and translation of financial instruments	(56.4)	45.9	(49.8)	40.8
Restructuring of operations and other items	(5.6)	(5.7)	(13.5)	(10.1)
Impairment of goodwill	—	(30.0)	—	(30.0)
Loss on debt refinancing	—	(13.8)	—	(12.1)
Income taxes related to adjustments[1]	1.1	6.8	3.2	3.9
Net income attributable to non-controlling interest related to adjustments	0.8	11.5	2.2	12.3
Discontinued operations	—	(9.1)	—	(11.2)

Net income attributable to shareholders	$9.8	$72.1	$79.7	$101.5

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony services and Club illico, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2016	2015	2016	2015
Revenues	$992.5	$963.8	$1,967.9	$1,892.8
Employee costs	181.4	176.4	366.4	357.9
Purchase of goods and services	450.8	438.1	886.5	846.4
Depreciation and amortization	161.7	167.0	323.4	348.5
Financial expenses	80.1	80.8	160.9	168.6
Loss (gain) on valuation and translation of financial instruments	56.4	(45.9)	49.8	(40.8)
Restructuring of operations and other items	5.6	5.7	13.5	10.1
Impairment of goodwill	—	30.0	—	30.0
Loss on debt refinancing	—	13.8	—	12.1

Income before income taxes	56.5	97.9	167.4	160.0
Income taxes (recovery):
Current	41.1	(12.6)	79.3	23.7
Deferred	(9.8)	18.1	(20.3)	3.7

	31.3	5.5	59.0	27.4

Income from continuing operations	25.2	92.4	108.4	132.6
Loss from discontinued operations	—	(11.8)	—	(16.1)

Net income	$25.2	$80.6	$108.4	$116.5

Income from continuing operations attributable to
Shareholders	$9.8	$81.2	$79.7	$112.7
Non-controlling interests	15.4	11.2	28.7	19.9

Net income attributable to
Shareholders	$9.8	$72.1	$79.7	$101.5
Non-controlling interests	15.4	8.5	28.7	15.0

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.08	$0.66	$0.65	$0.92
From discontinued operations	—	(0.07)	—	(0.09)
Net income	0.08	0.59	0.65	0.83
Diluted:
From continuing operations	0.08	0.26	0.65	0.56
From discontinued operations	—	(0.07)	—	(0.09)
Net income	0.08	0.19	0.65	0.47

Weighted average number of shares outstanding (in millions)	122.4	122.8	122.4	122.8
Weighted average number of diluted shares (in millions)	122.8	143.9	122.8	143.9

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Income from continuing operations	$25.2	$92.4	$108.4	$132.6

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	36.1	(32.2)	46.2	(24.9)
Deferred income taxes	3.9	8.3	19.2	(14.1)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(61.0)	—	(139.0)	—
Deferred income taxes	16.1	—	37.1	—
Reclassification to income:
Gain related to cash flow hedges	—	(2.1)	—	(3.9)
Deferred income taxes	—	(0.8)	—	(0.4)

	(4.9)	(26.8)	(36.5)	(43.3)

Comprehensive income from continuing operations	20.3	65.6	71.9	89.3
Loss from discontinued operations	—	(11.8)	—	(16.1)

Comprehensive income	$20.3	$53.8	$71.9	$73.2

Comprehensive income from continuing operations attributable to
Shareholders	$7.7	$61.0	$54.8	$80.2
Non-controlling interests	12.6	4.6	17.1	9.1

Comprehensive income attributable to
Shareholders	$7.7	$51.8	$54.8	$69.0
Non-controlling interests	12.6	2.0	17.1	4.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$780.4	$229.2	$6.7	$(23.8)	$992.5
Employee costs	96.0	68.3	1.3	15.8	181.4
Purchase of goods and services	321.9	154.0	9.5	(34.6)	450.8

Adjusted operating income[1]	362.5	6.9	(4.1)	(5.0)	360.3

Depreciation and amortization					161.7
Financial expenses					80.1
Loss on valuation and translation of financial instruments					56.4
Restructuring of operations and other items					5.6

Income before income taxes					$56.5

Additions to property, plant and equipment	$196.3	$5.1	$0.6	$1.3	$203.3
Additions to intangible assets	26.0	3.4	—	0.9	30.3

Three months ended June 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$741.5	$251.6	$2.1	$(31.4)	$963.8
Employee costs	90.6	75.2	2.3	8.3	176.4
Purchase of goods and services	308.7	165.3	3.7	(39.6)	438.1

Adjusted operating income[1]	342.2	11.1	(3.9)	(0.1)	349.3
Depreciation and amortization					167.0
Financial expenses					80.8
Gain on valuation and translation of financial instruments					(45.9)
Restructuring of operations and other items					5.7
Impairment of goodwill					30.0
Loss on debt refinancing					13.8

Income before income taxes					$97.9

Additions to property, plant and equipment	$141.6	$8.6	$3.6	$0.1	$153.9
Additions to intangible assets	233.6	2.4	0.2	1.0	237.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Six months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,552.9	$450.3	$17.0	$(52.3)	$1,967.9

Employee costs	195.1	138.0	5.7	27.6	366.4
Purchase of goods and services	636.6	308.1	16.2	(74.4)	886.5

Adjusted operating income[1]	721.2	4.2	(4.9)	(5.5)	715.0

Depreciation and amortization					323.4
Financial expenses					160.9
Loss on valuation and translation of financial instruments					49.8
Restructuring of operations and other items					13.5

Income before income taxes					$167.4

Additions to property, plant and equipment	$355.9	$18.8	$1.2	$1.6	$377.5
Additions to intangible assets	64.6	5.2	0.3	1.7	71.8

Six months ended June 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,475.7	$466.7	$6.9	$(56.5)	$1,892.8
Employee costs	183.5	152.5	4.4	17.5	357.9

Purchase of goods and services	606.5	309.2	6.3	(75.6)	846.4

Adjusted operating income[1]	685.7	5.0	(3.8)	1.6	688.5

Depreciation and amortization					348.5
Financial expenses					168.6
Gain on valuation and translation of financial instruments					(40.8)
Restructuring of operations and other items					10.1
Impairment of goodwill					30.0
Loss on debt refinancing					12.1

Income before income taxes					$160.0

Additions to property, plant and equipment	$303.2	$15.7	$4.7	$0.1	$323.7
Additions to intangible assets	258.5	4.1	0.3	1.6	264.5

[1]	The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, impairment of goodwill, loss on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2014	$327.2	$2.3	$238.9	$(64.4)	$559.3	$1,063.3
Net income	—	—	101.5	—	15.0	116.5
Other comprehensive loss	—	—	—	(32.5)	(10.8)	(43.3)
Dividends	—	—	(7.4)	—	(12.3)	(19.7)
Repurchase of Class B Shares	(0.8)	—	(5.5)	—	—	(6.3)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions	—	—	13.8	—	(13.3)	0.5

Balance as of June 30, 2015	326.4	2.3	341.3	(96.9)	550.0	1,123.1
Net income	—	—	50.3	—	13.3	63.6
Other comprehensive loss	—	—	—	(7.0)	(2.3)	(9.3)
Dividends or distributions	—	—	(8.6)	—	(11.1)	(19.7)
Repurchase of Class B Shares	(0.8)	—	(5.3)	—	—	(6.1)
Non-controlling interests and business acquisitions	—	—	(295.5)	(7.3)	(196.8)	(499.6)

Balance as of December 31, 2015	325.6	2.3	82.2	(111.2)	353.1	652.0
Net income	—	—	79.7	—	28.7	108.4
Other comprehensive loss	—	—	—	(24.9)	(11.6)	(36.5)
Dividends or distributions	—	—	(9.8)	—	(9.6)	(19.4)
Repurchase of Class B Shares	(0.4)	—	(3.2)	—	—	(3.6)

Balance as of June 30, 2016	$325.2	$2.3	$148.9	$(136.1)	$360.6	$700.9

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2016	2015	2016	2015
Cash flows related to operating activities
Income from continuing operations	$25.2	$92.4	$108.4	$132.6
Adjustments for:
Depreciation of property, plant and equipment	135.5	146.4	275.1	294.3
Amortization of intangible assets	26.2	20.6	48.3	54.2
Loss (gain) on valuation and translation of financial instruments	56.4	(45.9)	49.8	(40.8)
Impairment of goodwill	—	30.0	—	30.0
Loss on debt refinancing	—	13.8	—	12.1
Amortization of financing costs and long-term debt discount	1.8	1.8	3.4	3.8
Deferred income taxes	(9.8)	18.1	(20.3)	3.7
Other	0.6	0.4	2.1	2.4

	235.9	277.6	466.8	492.3
Net change in non-cash balances related to operating activities	4.7	(97.6)	(6.7)	(166.0)

Cash flows provided by continuing operating activities	240.6	180.0	460.1	326.3

Cash flows related to investing activities
Business acquisitions	0.2	(55.3)	(119.1)	(90.8)
Business disposals	—	304.2	3.0	304.2
Additions to property, plant and equipment	(203.3)	(153.9)	(377.5)	(323.7)
Additions to intangible assets	(30.3)	(237.2)	(71.8)	(264.5)
Proceeds from disposals of assets	1.4	1.6	1.8	1.9
Other	0.3	0.1	0.3	0.3

Cash flows used in continuing investing activities	(231.7)	(140.5)	(563.3)	(372.6)

Cash flows related to financing activities
Net change in bank indebtedness	(24.1)	—	19.9	(3.9)
Net change under revolving facilities	39.0	7.0	104.9	(5.6)
Repayments of long-term debt	(7.4)	(225.1)	(10.0)	(231.6)
Settlement of hedging contracts	(2.2)	13.2	3.6	13.1
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	12.1
Repurchase of Class B Shares	(2.3)	(6.3)	(3.6)	(6.3)
Dividends	(9.8)	(7.4)	(9.8)	(7.4)
Dividends or distributions paid to non-controlling interests	(4.9)	(6.1)	(9.6)	(12.3)

Cash flows (used in) provided by continuing financing activities	(11.7)	(224.7)	95.4	(241.9)

Net change in cash and cash equivalents from continuing operations	(2.8)	(185.2)	(7.8)	(288.2)
Cash flows provided by (used in) discontinued operations	—	0.3	—	(20.0)
Cash and cash equivalents at beginning of period	13.6	272.0	18.6	395.3

Cash and cash equivalents at end of period	$10.8	$87.1	$10.8	$87.1

Cash and cash equivalents consist of
Cash	$9.2	$64.7	$9.2	$64.7
Cash equivalents	1.6	22.4	1.6	22.4

	$10.8	$87.1	$10.8	$87.1

Interest and taxes reflected as operating activities
Cash interest payments	$112.1	$128.6	$154.7	$159.6
Cash income tax payments (net of refunds)	29.4	32.8	63.9	99.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30	December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	$10.8	$18.6
Accounts receivable	468.0	494.1
Income taxes	13.3	28.6
Inventories	169.7	215.5
Prepaid expenses	70.3	46.0

	732.1	802.8
Non-current assets
Property, plant and equipment	3,535.1	3,424.9
Intangible assets	1,199.6	1,178.0
Goodwill	2,771.8	2,678.4
Derivative financial instruments	785.9	1,072.4
Deferred income taxes	37.5	29.5
Other assets	100.9	89.9

	8,430.8	8,473.1

Total assets	$9,162.9	$9,275.9

Liabilities and equity
Current liabilities
Bank indebtedness	$54.2	$34.3
Accounts payable and accrued charges	586.0	654.9
Provisions	66.1	67.1
Deferred revenue	300.1	321.5
Income taxes	4.3	9.1
Current portion of long-term debt	20.5	44.0

	1,031.2	1,130.9
Non-current liabilities
Long-term debt	5,714.7	5,812.4
Derivative financial instruments	9.1	118.7
Convertible debentures	500.0	500.0
Other liabilities	657.0	448.2
Deferred income taxes	550.0	613.7

	7,430.8	7,493.0
Equity
Capital stock	325.2	325.6
Contributed surplus	2.3	2.3
Retained earnings	148.9	82.2
Accumulated other comprehensive loss	(136.1)	(111.2)

Equity attributable to shareholders	340.3	298.9
Non-controlling interests	360.6	353.1

	700.9	652.0

Total liabilities and equity	$9,162.9	$9,275.9

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2016

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2016

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2016	2015	2016	2015
Net income per share (basic)	$0.08	$0.59	$0.65	$0.83

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.57	$0.54	$1.12	$0.88

Reconciliation of earnings per share

	2nd Quarter		YTD
	2016	2015	2016	2015
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.57	$0.54	$1.12	$0.88
Other adjusments[1]:
Unusual items	(0.02)	(0.27)	(0.06)	(0.28)
(Loss) gain on valuation and translation of financial instruments	(0.47)	0.39	(0.41)	0.32
Discontinued operations	—	(0.07)	—	(0.09)

Total	(0.49)	0.05	(0.47)	(0.05)

Reported net income per share (basic)	$0.08	$0.59	$0.65	$0.83

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2016

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Mortgage loan due in 2017		31.4

		$31.4

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		—
Term Loan B due in 2020		441.0
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,104.9
6 5/8% Senior Notes due in 2023		500.0

		2,370.9

Videotron Ltd.
Revolving credit facility due in 2021 – Secured (availability: $625)		376.1
Revolving credit facility due in 2021 – Unsecured (availability: $340)		—
Export Financing due in 2018		21.4
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,033.4
5 3/8% Senior Notes due in 2024		775.0
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,280.9

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		3.0
Term Loan due in 2019		71.9

		74.9

Other debt		0.4

Total Quebecor Media Inc.		$5,727.1

TOTAL LONG TERM DEBT		$5,758.5

Bank indebtedness – QI		1.1
Bank indebtedness – QMI		53.1
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI [1]		769.9
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(727.2)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		10.8
Videotron Ltd.	$1.7
Other 100% owned subsidiaries	3.8
TVA Group Inc.	5.3

		$10.8

[1]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2016, subject to a floor price of $19.25 and a ceiling price of $24.0625.
[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2016

Operating Results

	2016		2015
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue Generating Units ('000) [1]	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1
Mobile Telephony Lines ('000)	828.9	795.7	768.6	742.5	702.9
Homes Passed ('000)	2,825.3	2,812.9	2,806.0	2,799.8	2,793.6
Cable Internet Subscribers ('000)	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1
Penetration of Homes Passed	55.6%	56.1%	55.9%	55.7%	55.1%
Basic Subscribers ('000)	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6
Penetration of Homes Passed	60.1%	61.2%	61.9%	62.4%	62.6%
Digital Set-Top Boxes ('000)	2,696.4	2,696.9	2,686.7	2,661.1	2,641.1
Digital Subscribers ('000)	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8
Penetration of Homes Passed	55.2%	55.8%	56.0%	55.9%	55.6%
Cable Telephony Lines ('000)	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7
Penetration of Homes Passed	45.4%	46.4%	46.9%	47.5%	47.9%
Over-the-Top Video Subscribers ('000)	266.3	265.2	257.5	228.5	192.8

	2nd Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
(in millions)
Revenues
Cable Television	$255.0	$262.8	-3.0%	$515.4	$530.1	-2.8%
Internet	242.8	226.3	7.3%	484.5	449.8	7.7%
Cable Telephony	106.6	115.3	-7.5%	214.1	233.1	-8.2%
Mobile Telephony	122.8	96.3	27.5%	239.2	185.6	28.9%
Business Solutions	26.9	16.6	62.0%	52.6	33.3	58.0%
Other	24.6	22.0	11.8%	43.6	39.2	11.2%

Videotron	778.7	739.3	5.3%	1,549.4	1,471.1	5.3%

Retail and Eliminations	1.7	2.2	-22.7%	3.5	4.6	-23.9%

Total Telecommunications Revenues	$780.4	$741.5	5.2%	$1,552.9	$1,475.7	5.2%

EBITDA
Videotron	$362.3	$341.3	6.2%	$720.3	$684.2	5.3%
Retail	0.2	0.9	-77.8%	0.9	1.5	-40.0%

Total Telecommunications EBITDA	$362.5	$342.2	5.9%	$721.2	$685.7	5.2%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$56.5	$57.2		$115.4	$118.0
Scalable Infrastructure	76.7	46.6		129.1	104.6
Line Extensions	20.2	15.2		33.2	26.8
Upgrade / Rebuild	18.0	16.6		34.0	36.6
Support Capital and Other	50.9	239.6		108.8	275.7

Total Telecommunications	$222.3	$375.2	-40.8%	$420.5	$561.7	-25.1%

Mobile Telephony ARPU	$50.51	$47.04		$50.09	$46.54
Total ARPU	$143.01	$133.71		$142.19	$132.83
Mobile Telephony Acquisition Costs	$404	$501

[1]	Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

June 30, 2016

Operating Results

	2nd Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
Lineage ('000)
Paid Urban Dailies	7,039	8,209	-14.3%	13,694	15,673	-12.6%

(in millions)
Revenues
Advertising	$25.7	$31.2	-17.6%	$50.9	$60.4	-15.7%
Circulation	10.8	10.4	3.8%	21.2	20.6	2.9%
Digital	3.5	3.7	-5.4%	6.7	6.4	4.7%
Other	11.4	16.9	-32.5%	22.6	33.3	-32.1%

Newspaper Publishing Revenues	51.4	62.2	-17.4%	101.4	120.7	-16.0%

Advertising	64.8	71.3	-9.1%	128.6	135.9	-5.4%
Subscription	28.8	27.0	6.7%	57.9	54.5	6.2%
Other	11.5	12.3	-6.5%	24.5	23.7	3.4%

Broadcasting Revenues	105.1	110.6	-5.0%	211.0	214.1	-1.4%

Other [1]	72.7	78.8	-7.7%	137.9	131.9	4.5%

Total Media Revenues	$229.2	$251.6	-8.9%	$450.3	$466.7	-3.5%

Urban Dailies	$39.6	$44.2	-10.4%	$77.8	$85.7	-9.2%
Portals	1.2	1.8	-33.3%	2.4	3.0	-20.0%
Other	10.6	16.2	-34.6%	21.2	32.0	-33.8%

Newspaper Publishing Revenues	$51.4	$62.2	-17.4%	$101.4	$120.7	-16.0%

EBITDA
Newspaper Publishing	$3.8	$5.1	-25.5%	$3.8	$9.0	-57.8%
Broadcasting	(2.4)	0.9	n.m.	(6.3)	(7.8)	19.2%
Other	5.5	5.1	7.8%	6.7	3.8	76.3%

Total Media EBITDA	$6.9	$11.1	-37.8%	$4.2	$5.0	-16.0%

[1]	Includes the publishing and distribution of books and magazines, the music distribution and production, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2016

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2016

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2016, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2016 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: August 5, 2016